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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 22)



                          Citadel Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   172862104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
                 550 S. Hope, Ste. 1825, Los Angeles, CA 90071
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 7, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.  172862104                                           Page 2 of 5 Pages

--------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Craig Corporation
                   95-1620188
--------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[_]
                                                                      (b)[_]

--------------------------------------------------------------------------------

3              SEC USE ONLY

--------------------------------------------------------------------------------

4              SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                         [_]

--------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                                  4,506,518
                        --------------------------------------------------------
       NUMBER OF          8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY       --------------------------------------------------------
     OWNED BY EACH        9   SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                 4,506,518
                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,506,518
--------------------------------------------------------------------------------

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           [_]

--------------------------------------------------------------------------------

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      49.5%
--------------------------------------------------------------------------------

14              TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


     This Amendment No. 22 amends and supplements the Schedule 13D, dated June 5, 1987, and Amendments thereto (collectively, the "Schedule 13D") filed by Craig Corporation, a Delaware corporation ("Craig"), relating to beneficial holdings of shares (the "Shares") of Common Stock of Citadel Holding Corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

     ITEM 1. SECURITY AND ISSUER.

     Item 1 is hereby amended to add the following:

     Craig's responses in Items 7, 9, 11 and 13 of the Cover Page of this Amendment No. 22 include (1) 1,412,773 outstanding shares of Common Stock owned beneficially by Craig, (2) 666,000 shares of Common Stock issuable upon exercise of a warrant (the "Warrant Shares") granted by the Issuer to Craig pursuant to a Conversion Deferral, Warrant and Reimbursement Agreement (the "Warrant Agreement") as described in Amendment 15 dated April 3, 1995 and (3) 2,427,745 shares of Common Stock (the "Conversion Shares") issuable upon conversion of 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "Preferred Shares"), stated value $3.95 per share, of the Issuer, which are convertible under certain circumstances into shares of Common Stock as described in Amendments 14, 15 (dated December 7, 1994) and 15 (dated April 3, 1995) to
Schedule 13D beginning February 4, 1996.

     The 2,427,745 Conversion Shares would be issuable assuming Craig's optional conversion in full of the Preferred Shares at a conversion price equal to the "Market Price" per share as defined in the Certificate of Designation of the Preferred Stock (the "Certificate of Designation"), a copy of which was included as part of Exhibit A to Amendment No. 14 to this Schedule 13D. Assuming a conversion on December 7, 1995, such Market Price would have been $2.1625. The actual number of Conversion Shares that may be acquired by Craig by reason of the Preferred Shares may vary depending upon, among other things, the Market Price and the number of Shares outstanding at the time of any optional conversion and is subject to other adjustments pursuant to the terms of the Certificate of Designation.

     Pending any conversion of the Preferred Shares pursuant to the conversion features of the Preferred Stock, the holders of the Preferred Shares will be entitled to one vote per Preferred Share on all matters submitted to the Issuer's stockholders and will vote together with the holders of the Issuer's Common Stock as a single class with respect to such matters. The Common Stock beneficially owned by Craig, as reported above, together with the Warrant Shares and Preferred Shares, represents approximately 49.5% of the aggregate combined voting power of the outstanding shares of the Issuer assuming issuance of 2,427,745 Conversion Shares and assuming the exercise in full of the Warrant.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended to add the following:

     The source of funds for Craig's purchase of 108,700 shares of the Issuer's Common Stock is working capital. The total net consideration amounted to approximately $243,908.

     Craig has the option to convert its 1,329,114 Preferred Shares into shares of the Issuer's Common Stock beginning on February 4, 1996 in accordance with the conversion formula set forth in the Certificate of Designation of the Preferred Shares. No further consideration is required to be paid to the Issuer in order for Craig to exercise its conversion right.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to add the following:

     5(a). See Items 11 and 13 of the Cover Page and the information in Item 1 concerning the securities of the Issuer beneficially owned by Craig.

     5(b).  See Items 7, 8, 9 and 10 of the Cover Page and the information in
Item 1 concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig.

     5(c). Craig has engaged within the last 22 days in the following transactions in Common Shares of the Issuer, all of which were effectuated on the American Stock Exchange:


Date         Shares Purchased   Price Per Share
----------   ----------------   ---------------

11/22/95           2,000            $2.25
11/27/95           2,000            $2.25
11/28/95           8,000            $2.125
11/29/95          13,600            $2.2362
11/30/95          13,000            $2.225
12/01/95          12,000            $2.25
12/07/95           5,000            $2.1875
12/11/95           1,500            $2.25
12/12/95          51,600            $2.1875

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to add the following:

     See Amendment No. 14 to the Schedule 13D dated November 14, 1994 for information with respect to certain rights, preferences and privileges of the Preferred Shares.

     Among other things, the Certificate of Designation provides that upon a conversion of the Preferred into a number of Conversion Shares that exceeds 20% of the then outstanding shares of Common Stock (currently amounting to 1,200,784) and if the rules of American Stock Exchange shall require the affirmative vote of the stockholders prior to such issuance, the Issuer shall convert only the number of Preferred Shares that will not result in shares being issued in excess of such calculation. Craig has the right to retain such unconverted Preferred Shares until the next annual or special Meeting of the Issuer at which time the Issuer will submit for stockholder approval the issuance of such additional Conversion Shares.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 1995


CRAIG CORPORATION
a Delaware Corporation


By: /s/ Robin Skophammer
    --------------------
    Robin Skophammer
    Chief Financial Officer